UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)

CEREVEL THERAPEUTICS HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

15678U128

(CUSIP Number)

Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15678U128	13D	Page 2 of 4

1	Names of reporting persons BC Perception Holdings, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds SC, WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 0 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 0 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 0 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN

CUSIP No. 15678U128	13D	Page 3 of 4

This Amendment No. 6 to Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Cerevel Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Person on November 4, 2020, as amended by Amendment No. 1 filed on July 9, 2021, Amendment No. 2 filed on March 3, 2022, Amendment No. 3 filed on August 18, 2022, Amendment No. 4 filed on October 18, 2023 and Amendment No. 5 filed on December 8, 2023 (the “Initial Statement” and, as further amended by this Amendment No. 6, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated December 6, 2023, by and among AbbVie Inc. (“Parent”), Symphony Harlan LLC, Symphony Harlan Merger Sub Inc. (“Merger Sub”) and the Issuer, on August 1, 2024 (the “Effective Time”), Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent upon consummation of the transactions contemplated by the Merger Agreement (the “Merger”). At the Effective Time, each outstanding share of Common Stock was cancelled and converted into the right to receive $45.00 in cash, without interest.

Item 4. Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented to add the following:

As of the Effective Time, Mr. Gordon and Dr. Koppel each resigned as a director of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) - (b) As a result of the Merger, the Reporting Person does not beneficially own any shares of Common Stock.

(c) At the Effective Time, pursuant to the terms of the Merger Agreement, 65,679,781 shares of Common Stock held by the Reporting Person were cancelled and converted into the right to receive $45.00 in cash, without interest.

(d) Not applicable.

(e) August 1, 2024.

CUSIP No. 15678U128	13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2024	BC Perception Holdings, LP

By: BCPE Perception GP, LLC, its general partner

	By:	/s/ Christopher Gordon
	Name:	Christopher Gordon
	Title:	Authorized Signatory